Civitas BankGroup, Inc.
4 Corporate Centre, Suite 320
Franklin, Tennessee 37067
October 27, 2006
VIA EDGAR
Mr. John P. Nolan
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
Washington, D.C. 20549

Re:	Civitas BankGroup, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-27393
Dear Mr. Nolan:
     The following sets forth the responses of Civitas BankGroup, Inc. (“Civitas” or the “Company”) to the comments issued by the staff of the Securities and Exchange Commission (the “Staff”) on Civitas’ Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2005 in the Staff’s letter dated September 27, 2006. In accordance with your letter dated September 27, 2006, the Company acknowledges that the adequacy and accuracy of the disclosure in any Company filing is the responsibility of the Company and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing. The Company also acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
General
1.	We refer to your letter dated December 17, 2004 that states the Company was in the process of finalizing its response to our comment letter dated July 30, 2004 regarding the 2003 Form 10-K and the Form S-3 filed on June 30, 2004 that was withdrawn on May 13, 2005. Please provide us with the following information with respect to your response to our comment letter dated July 30, 2004:

•	File in EDGAR your responses to our comment letter dated July 30, 2004 with respect to the 2003 Form 10-K.

John P. Nolan
Securities and Exchange Commission
October 27, 2006

•	Provide us with a summary of the disclosure in the 2005 10-K that was included as a result of our comment letter regarding the 2003 10-K. State which responses to our previous comments are not relevant to the 2005 10-K and the basis for your conclusion.
     Response:
     After withdrawing its Registration Statement on Form S-3 (Registration Statement No. 333-117041) on May 13, 2005, the Company did not file a full response letter to the Commission’s July 30, 2004 comment letter (the “2004 Comment Letter”) and as such did not file such a response in EDGAR.
     Set forth below is a summary of the Company’s disclosures contained within its 2005 Annual Report on Form 10-K (the “2005 Form 10-K”) that the Company believes were responsive to the 2004 Comment Letter.
     The Company’s 2005 Form 10-K included disclosure related to the Company’s quarterly financial data as well as a more detailed description of the Company’s business, including a more complete description of the Company’s 50% investment in each of the Murray Banc Holding Company and Insurors Bank of Tennessee, which investments have since been sold or are in the process of being sold by the Company. Because the Company has either sold its investment in these entities or entered into an agreement to sell such interest, the Company does not believe that disclosure with respect to these entities will continue to be relevant to investors.
     The Company is no longer subject to any agreements with its regulators and as such has discontinued the discussion of any such agreements in its filings with the Commission. The Supervision and Regulation section contained in the 2005 Form 10-K also was revised to include the disclosure requested in the July 30, 2004 Comment Letter with respect to CRA rating, the Company’s capital levels and FDIC insurance assessments. The description of the Company’s property in the 2005 Form 10-K also included the disclosure requested by the 2004 Comment Letter.
The Company’s management believes that the 2005 Form 10-K contained, within the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”), a more comprehensive summary highlighting those things that the Company’s management believed to be the key trends in the Company’s financial performance during the fiscal year ended December 31, 2005, including net interest margin compression. The MD&A section also included a description of those accounting policies that the Company’s management believed to be critical to the Company. The Company’s management did not believe that a detailed discussion of the Company’s 2003

John P. Nolan
Securities and Exchange Commission
October 27, 2006

leverage transaction or the impact of that transaction on the Company’s results of operations or liquidity for the 2005 fiscal year was relevant as many of the components of the leverage transaction have matured or have been called. In addition, management’s focus during the 2005 fiscal year was on growing the Company’s loan portfolio after focusing in 2003 and 2004 on identifying and removing problem loans from the Company’s books. The Company continues to utilize brokered deposits, the amount of which, was reflected in the 2005 Form 10-K, as a ready source of liquidity under current market conditions to supplement its deposits from its primary markets. The Company believes that brokered deposits are easily attainable at rates that are often times competitive with those that the Company would be required to offer to obtain deposits with similar maturities from customers in its primary markets.
     The 2004 Comment Letter highlighted certain line items within the Company’s statement of income, particularly noninterest income and noninterest expense where the Commission requested additional disclosure. To the extent that the trends in these areas had changed from the 2003 fiscal year, the Company’s management believed that the disclosure requested by those additions was met in the 2005 Form 10-K.
     The 2005 Form 10-K included increased disclosure regarding the growth in the real estate construction and development components of the Company’s loan portfolio during the 2005 fiscal year, particularly in the Company’s primary markets, Sumner and Williamson Counties, Tennessee, and the Company’s belief that these markets reflect vibrant and economically stable markets as compared to the west Tennessee markets where the Company’s former subsidiary, BankTennessee, had experienced asset quality problems. Further, as the Company returned its focus in 2005 to growing loans in its primary markets within its strengthened asset quality guidelines, management of the Company believed that its 2003 leverage transaction and the impact of that strategy on earnings, no longer necessitated a lengthy discussion.
     The Company revised its liquidity discussion in the 2005 Form 10-K to disclose its available borrowings with the Federal Home Loan Bank. The Company also added disclosure in the “Liquidity and Asset Management” section of its 2005 Form 10-K to describe the cash flows expected to be generated over the next twelve months from Company’s securities portfolio as well as its loan portfolio, together with the Company’s emphasis on amortizing loan structures. This section of the 2005 Form 10-K also described the amount of deposits that were expected to mature over the next twelve months and the historical experience of the Company with respect to the reduction in its immediately withdrawable accounts. The Company also described in detail in the 2005 Form 10-K the Company’s trust preferred securities then outstanding, including the interest payable on the underlying debentures and the manner in which that

John P. Nolan
Securities and Exchange Commission
October 27, 2006

interest was calculated. The Company also disclosed in the 2005 Form 10-K how the Company expected to fund draws upon outstanding commitments, including through the liquidation of Federal funds sold or securities available-for-sale, the purchase of Federal funds or the sale of participations. As the Company is no longer subject to any regulatory agreements, the requested disclosure of the impact of these agreements on the Company’s liquidity is no longer relevant, nor is in management’s belief, a discussion of the impact of the 2003 leverage transaction on the Company’s liquidity.
     The Company has included in the 2005 Form 10-K a market risk analysis of the effect of rising and falling interest rates on the Company’s net interest income. In future filings, the Company will further expand its discussion on interest rate sensitivity.
     The Company’s financial statements included in the 2005 Form 10-K included a presentation of the Company’s investment in its unconsolidated affiliates and mortgage loans held for sale but not the minority interest as the amount was below that required to be set forth on the face of the balance sheet according to Regulation S-X.
     As requested in the 2004 Comment Letter, the 2005 Form 10-K included the requested brief description of each recently adopted accounting standard and the date of adoption, as well as the impact of the Company’s adoption of each standard. Note 3 to the Company’s financial statements included in the 2005 Form 10-K included the requested column for amortized cost. The Company also provided additional disclosure with respect to its securities with unrealized losses and the basis that the Company had in determining that these securities had not experienced an other-than-temporary impairment. Given the Company’s intent to hold these securities to maturity and the fact that the unrealized losses with respect to these securities generally related to interest rate changes and not the underlying collateral or the cash flows of the respective issuers, the Company believes that the additional disclosure requested in the 2004 Comment Letter has been addressed in subsequent filings. Finally, the 2005 Form 10-K also disclosed the length of time that the securities had been in a loss position broken down by those with a period of less than twelve months and those with a period of greater than twelve months.
     Note 4 to the Company’s financial statements included in the 2005 Form 10-K discloses the amounts of servicing assets recognized and amortized during the 2005 fiscal year as well as items required by paragraphs 17(e), (f) and (g) of SFAS 140, where applicable. Note 15 to the 2005 Form 10-K included the requested disclosure regarding activity in related party loans during the 2005 fiscal year.

John P. Nolan
Securities and Exchange Commission
October 27, 2006

     The Company does own 100% of the common securities of the trusts established in connection with its trust preferred offerings and will disclose that fact going forward.
Selected Financial Data, page 15
2.	We refer to Note 1, “Summary of Significant Accounting Policies, Sale of Bank Subsidiaries” on page 48 that states the Company sold its BankTennessee and Bank of Mason subsidiaries in 2005. In future filings please provide footnotes to the “Selected Financial Data” section that describe the various business acquisitions and dispositions which occurred during each fiscal year that materially affect the comparability of the financial data during the five-year period included in this section. Refer to Instruction 2 to Item 301 of Regulation S-K.
     Response:
     BankTennessee figures were excluded from all tables throughout the 10-K. Please see statement on page 2, paragraph 4, “...unless otherwise noted, all amounts presented, including all notes and disclosures relate only to the Company’s continuing operations.” As for Bank of Mason, the amounts are not considered material.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16
Loans, page 25
3.	We refer to the “Summary of Non-performing Loans” on page 28. Please tell us and in future filings provide following information:

•	Discuss the reasons for the following yearly material changes in non-performing assets during the five-year period ended December 31, 2005:
•	the 58% decrease in nonperforming assets in 2005 as compared to 2004;

•	the 30% increase in nonperforming assets in 2004 as compared to 2003; and

•	the reasons for the material dollar amount of non-performing assets during the two-year period ended in 2002.
•	State the dollar amount of any non-performing loans included in loans held for sale and how they are considered in establishing the reasonability of the allowance for loan losses.

John P. Nolan
Securities and Exchange Commission
October 27, 2006

•	Describe the impact of the sale of your BankTennessee subsidiary on the 58% decrease in nonperforming assets in 2005. We refer to your press release dated April 19, 2005 titled: “Civitas Reports Record Profits” that states the sale of this subsidiary resulted in a decline in non-performing assets to $5.8 million at March 31, 2005 as compared to $17.8 million at December 31, 2004.
     Response:
     Nonperforming assets
     New members of management started in late 2002 and throughout 2003 and immediately began focusing on problem assets. The 2004 increase in problem assets was primarily due to emphasis which was placed on improved loan review procedures for identifying and monitoring at-risk borrowers resulting in downgrades of existing credits. In addition, management had a concerted effort to improve credit underwriting standards for new loans. The results of these efforts are shown as an overall decline in non-performing assets in 2005. The Company will provide additional disclosures in future filings.
     Dollar amount of non-performing loans in “held for sale”
     All loans classified as “held for sale” are performing as of December 31, 2005. The Company’s held for sale loans are generally sold within 30 days of origination and therefore generally are not considered in establishing the level of the allowance.
     Impact of BankTennessee subsidiary on decrease in nonperforming
     Since BankTennessee was treated as a discontinued operation, its figures were excluded from all tables throughout the 2005 Form 10-K and as such the sale of BankTennessee did not contribute to the decline in non-performing assets reflected in the 2005 Form 10-K. The April 19, 2005 press release, however, did include the impact of BankTennessee’s operations on non-performing assets because of its materiality to investors.

John P. Nolan
Securities and Exchange Commission
October 27, 2006

MD&A, Provision and Allowance of Loan and Loan Losses, page 26
4.	We refer to the “Summary of Allowance for Loan Losses” on page 27. Please tell us and in future filings briefly discuss for each period presented the factors which influenced management’s judgment in determining the amount of the additions to the allowance for loan losses. Refer to Instruction (2) to Section IV A of Industry Guide 3.
     Response:
     As disclosed in the 2005 Form 10-K, “the allowance for loan losses is based on past loan experience and other factors, which in management’s judgment deserve current recognition in estimating possible loan losses. Such factors include past loan loss experience, growth and composition of the loan portfolio, review of specific problem loans, trends in past due loans, the relationship of the allowance for loan losses to outstanding loans and current economic conditions that may affect the borrower’s ability to repay their obligations to the Company.”
     More specifically, management analyzes quarterly both the loan portfolio as a whole as well as each classified loan. The “Allocation of Allowance for Loan Losses” table on page 28 of the 2005 Form 10-K shows how the allocation of the allowance for loan losses has shifted with the loan portfolio in the past 3 years. As of December 31, 2005, management believed recent loan growth, charge-off experience and past due trends had the largest impact on additions to the allowance for loan losses. For the years 2001 — 2004, additional provision was needed to replenish the allowance primarily because of the charge-offs experienced. The Company will provide additional disclosures in future filings.
Note 1, Summary of Significant Accounting Policies, page 44.
Securities, page 45
5.	We refer to the statement that debt securities are classified based on management’s intention on the date of purchase. Please tell us and in future filings state management’s policies for periodically reassessing the appropriateness of the classification of the debt securities in accordance with paragraph 6 of SFAS 115.
     Response:
     Quarterly, management determines the appropriateness of security classification on the balance sheet. There have been no reclassifications of securities in recent years. The Company will provide additional disclosures in future filings

John P. Nolan
Securities and Exchange Commission
October 27, 2006

Servicing Rights, page 46
6.	We refer to the statement that the fair value of servicing rights is determined using prices for similar assets with similar characteristics or based on discounted cash flows using market-based assumptions. Please tell us and revise future filings to state if you applied a consistent approach in determining the fair value of the servicing rights for initial measurement purposes and to subsequently measure impairment. Refer to the requirements for determining the fair value of servicing rights in paragraph 84 of the SFAS 140 Q&A.
     Response:
     In determining the fair value of servicing rights for initial measurement purposes the Company applies a consistent approach by using prices for similar assets with comparable weighted average loan amounts and maturity structures in accordance with SFAS 140.
     The Company analyzes subsequent potential impairment by reviewing similar assets in like tranches with comparable weighted average rate and maturity structures. Additional disclosures will be made in future filings.
Allowance for Loan Losses, page 46
7.	Tell us and state in future filings if the allowance is evaluated on a quarterly basis as well as on an annual basis.
     Response:
     The allowance for loan losses is evaluated quarterly. Additional disclosures will be made in future filings.
Sale of Bank Subsidiaries, page 48
8.	We refer to the sale of BankTennessee in exchange for the surrender of 2 million shares of Company common stock and the sale of Bank of Mason to Mason Bancorp for cash and 43,000 common shares and to the related discontinued operations section of the consolidated statements of income on page 41. Please tell us and provide the following information in future filings:

•	State the amount of revenue and pre-tax profit or loss on each operating component reported as a discontinued operation. Refer to paragraph 47(c) of SFAS 144.

•	Describe any guarantees, contingent liabilities or other conditions of continuing involvement with respect to the operations that were sold considering if the

John P. Nolan
Securities and Exchange Commission
October 27, 2006

subsidiaries sold had sufficient assets to pay existing debt agreements or perform under existing or future contracts. Refer to Interpretive Response to Question 1 of SAB No. 30.
•	Describe any material litigation retained by the Company with respect to the discontinued operations and provide in MD&A a discussion of the reasonably likely effects of these contingencies on reported results and liquidity. Refer to SAB 93.

•	For each subsidiary sold to a group of investors with common directors and executive officers, tell us and disclose in future filings the nature of the nonmonetary transaction, the basis of accounting for the assets transferred and the gains realized on each of the transfers. Refer to paragraph 28 of APB 29.

•	State how you considered the requirements of Interpretive Response to Question 1 of SAB 1.B.1 with respect to the allocation of expense incurred by Civitas on behalf of the subsidiaries’ historical financial statements on a standalone basis. Tell us why no adjustments related to SAB 1.B.1 were made to the pro forma financial statements of BankTennessee included in the Form 8-K filed on March 15, 2005.
     Response:
     Reporting for discontinued operations
     The Company will disclose the following in future filings as appropriate:
     Income from operations:
     BankTennessee

	2005	2004	2003
Interest income	$1,687,000	$9,986,000	$9,654,000
Interest expense	722,000	3,727,000	3,915,000
Net interest income	965,000	6,259,000	5,739,000
Pretax income (loss)	129,000	(715,000)	(560,000)
Taxes	47,000	(293,000)	(228,000)
Net income (loss)	82,000	(422,000)	(332,000)
NOTE: 2005 only includes 2 months of operations
     Bank of Mason
Bank of Mason’s income from operations is included in consolidated figures due to the immaterial amount of the bank’s income.
Gain on sale of discontinued operations

BankTennessee	$2,693,000
Bank of Mason	1,089,000

John P. Nolan
Securities and Exchange Commission
October 27, 2006

     Tax provision on sale of discontinued operations

BankTennessee	$0
Bank of Mason	418,000
     Contingent liabilities and material litigation
     The Company agreed to indemnify the BankTennessee investors for third party claims (other than claims of loan or deposit customers arising in the ordinary course of business) arising out of the conduct of BankTennessee’s business or ownership or use of its property prior to the closing date. The Company did not expect or know of any such non-ordinary course claims. There were no guarantees, contingent liabilities or other conditions of continuing involvement of the Company with respect to the post-closing operations of BankTennessee, other than an agreement for the provision of back-office services for a transitional six month period. Management of the Company believed at the time of the disposition that BankTennessee had sufficient assets to pay its then existing debt agreements and perform under its then existing contracts. There was no material litigation retained by the Company with respect to BankTennessee. In light of these facts, management does not believe that the Company’s MD&A requires a discussion of the reasonably likely effects of these contingences on the Company’s reported results or liquidity.
     Nature of Nonmonetary transaction
     Effective March 1, 2005, the Company consummated the sale of all of the outstanding stock of BankTennessee to a group of investors including certain of its and BankTennessee’s directors in exchange for members of this group surrendering 2,000,000 shares of Company common stock. This transaction was approved by Company directors who are not members of the purchasing group and accounted for in accordance with APB 29. The fair value of BankTennessee was valued at $17 million, determined by a market value of Company stock of approximately $8.50 per share at the time of the exchange agreement. A third party fairness opinion was attained and utilized for the transaction. The tax-free gain on the sale of BankTennessee was $2,693,000. This transaction was accounted for as a qualifying tax-free reorganization under Internal Revenue Code Section 355. Attached is the document that was filed with the Internal Revenue Service as part of the Company’s 2005 Federal Tax Return.
SAB 1.B.1 — Allocation Of Expenses And Related Disclosure In Financial Statements Of Subsidiaries — Interpretive Response to Question 1
     Parent company expenses incurred on behalf of BankTennessee were allocated to the subsidiary in the normal course of business, therefore, the expenses are reflected in the pro forma financial statements of BankTennessee included in the Form 8-K on March 15, 2005. Due to this, no adjustment was required related to SAB 1.B.1.

John P. Nolan
Securities and Exchange Commission
October 27, 2006

9.	We refer to the gain on sale of discontinued operations for $3.8 million or 51% of net income of $7.4 million for 2005. Please provide us with the following information:

•	Tell us how the fair value of the two subsidiaries was determined including the valuation methodology and the significant assumptions used to determine the selling price of the two subsidiaries. Discuss in your response how you considered the following information in determining the valuation and selling price of the BankTennessee subsidiary:
•	The article in the American Banker dated December 30, 2004 titled: “Too Scattered to Centralize, Civitas Opts to Divest; Civitas BankGroup Inc.” that states BankTennessee lost $322,000 in 2003 and $221,000 during the first three quarters of 2004, partially due to loans to out-of-market hotels that went bad.

•	The Form 8-K filed on March 15, 2005 which shows in the “Pro forma Financial Information” section that BankTennessee had a net loss of $422,000 in 2004.

•	The Form 8-K dated April 20, 2005 which includes press release dated titled: “Civitas Reports Record Profits” that states as a result of the sale of this BankTennessee subsidiary non-performing assets declined to $5.8 million at March 31, 2005 as compared to $17.8 million at December 31, 2004.

•	The Form 8-K dated April 22, 2005 that includes a press release dated April 22, 2005 titled: “Civitas BankGroup enters into Formal Written Agreement with Federal Reserve” that states the agreement with the Federal Reserve Board was the result of their examination in 2004 and is primarily related to the troubled banks in West Tennessee that have been sold since the examination.

•	The Form 8-K dated July 25, 2005 which includes a press release dated July 25, 2005 titled: “Civitas Reports Record Profits” which states the two subsidiaries that were sold had negatively impacted profits and profitability during the past few years”.
•	Provide us with the computations and supporting assumptions as to how the Company determined the selling price and the gain on sale of each of the two subsidiaries.

•	Tell us and disclose in future filings how you accounted for the 2 million shares that were reacquired by the Company and the authoritative accounting literature in which you relied on for this accounting treatment.
     Response:
     Fair Value of Selling Price

John P. Nolan
Securities and Exchange Commission
October 27, 2006

     BankTennessee
     An independent third party fairness opinion was contracted and received on the sales transaction. Within the fairness opinion analysis, the aggregate deal value was $17 million (assuming Company stock price of $8.50 per share at time of agreement) with a price to book value of 118.5% and a core deposit premium of 2.2. The price to book value comparison does not include effects of the tax-free status of the transaction. The fairness opinion analysis included a comparison of BankTennessee financial performance to peer banks, provided an impact analysis of the deal to the Company including asset quality ratios, a GAAP EPS impact, comparable transaction analysis and multiples with other deals that had ROAA of < 0.50% and NPAs/assets > 1.0% and a discounted cashflow analysis.
     The transaction benefited both parties as it allowed the Company to allocate resources and capital to its growing Middle Tennessee franchise and it allowed BankTennessee to be independent in its West Tennessee market with additional capital injected from the group of purchasing investors. BankTennessee had significant asset quality issues and high levels of nonperforming assets. The additional capital provided by the purchasing investors allowed the bank to work through its asset quality problems without penalizing the growth of the Company’s Middle Tennessee bank in having to continually deal with the asset quality issues and resulting income losses. Also, as discussed in response to item 8 above, the transaction was accounted for as a qualifying tax-free reorganization under Internal Revenue Code Section 355. This allowed for tax-free treatment of the gain of the sale of the subsidiary. Overall the sale allowed the Company to concentrate on strengthening the infrastructure and quality of the bank in the Middle Tennessee market.
     Bank of Mason
     Bank of Mason was a small $8 million bank located in a small town in West Tennessee. While Bank of Mason did not have asset quality issues, it did not have a positive contribution to earnings. The size of the bank made it very inefficient to be part of a larger multi-bank holding company. It was small, but still had to abide by Company controls and audit structures in place due to the Company’s public reporting structure and Sarbanes Oxley 404. The bank was sold to a group of local investors in that geographic area.
     The Company had various entities express interest in purchasing the bank to obtain a banking charter within the State of Tennessee. These interest levels were used to establish the sales price for the bank. We had a competing bid from an out-of-state bank and asked the in-state local buyers to match or beat the offer.

John P. Nolan
Securities and Exchange Commission
October 27, 2006

     Computations and Supporting Assumptions
     Please see previous discussion regarding assumptions and determination of the selling price for BankTennessee. The Company received 2,000,000 shares of the Company’s common stock in exchange for the outstanding common stock of BankTennessee. The Company referred to APB 29 and EITF 01-2-para 30-32 for proper accounting treatment. Following are the computations of the gain on the sale of the subsidiaries:

	BankTennessee	Bank of Mason
Sales price	$17,000,000	$2,000,000
Book value of investment in subsidiary	14,307,000	911,000
Gain on sale	2,693,000	1,089,000
10.	With respect to the sale of BankTennessee to a group of investors which included current directors of the Company, please tell us how you have complied with paragraph 23 of APB 29 that states nonreciprocal transfers of nonmonetary assets to owners should be recorded at fair value only if:
•	the fair value of the nonmonetary asset distributed is objectively measurable; and

•	it would be clearly realizable to the Company in an outright sale at or near the distribution date.
•	Refer in your response to the composition of the investor group that was led by Joel Porter, a Civitas board member and the Chairman of BankTennessee who had also been the part-time CEO of Civitas until the current CEO took over. Refer to article in the American Banker dated December 30, 2004 titled: “Too Scattered to Centralize, Civitas Opts to Divest; Civitas BankGroup Inc.”

•	Consider in your response any other potential sales of these subsidiaries with third party purchasers that were initiated and how this affected the realizability of the sale of the subsidiaries through an outright sale.
     Response:
     Please see item 9 which discusses the third party fairness opinion and analysis of fair value of the selling price. The Company feels the nonmonetary asset is objectively measurable as demonstrated through the fair value analysis and is clearly recognizable due to the comparative analysis performed in the third party evaluation.
     The investor group that purchased BankTennessee was comprised of several BankTennessee Board members, including six investors that were also members of the Company’s board of directors. These six directors surrendered 1,745,000 shares of the

John P. Nolan
Securities and Exchange Commission
October 27, 2006

Company’s stock as part of their investment in BankTennessee. Their combined ownership in the Company’s stock prior to the sale was 23.2% and 14.94% after the sale.
11.	We refer to the Form 8-K dated March 15, 2005 which describes in the “Pro Forma Financial Information” section the material reduction in total assets, liabilities and net interest income as a result of the sale of the two subsidiaries in 2005. Please discuss in MD&A in future filings, the material changes that have occurred in the Company’s financial statement as a result of the sale of these two subsidiaries and the effects on current and future operations, cash flow and liquidity.
     Response:
     BankTennessee figures were excluded from all tables throughout the 10-K. Please see statement on page 2, paragraph 4, “...unless otherwise noted, all amounts presented, including all notes and disclosures relate only to the Company’s continuing operations.” Based on this exclusion, the Company did not feel that additional discussion would be beneficial of the impact of the sale.
Note 3, Securities, page 51
12.	We refer to the table on page 53 that shows mortgage backed securities with unrealized losses of $1.645 million for more than twelve months as of December 31, 2005. Please tell us and revise future filing to provide the following information:

•	Reconcile the statement that the Company has the intent and ability to hold these securities for the foreseeable future with the requirements of paragraph 7 of SFAS 115 that requires that the Company have the positive intent and ability to hold them until maturity.

•	If the Company does not intend to hold the securities until maturity please revise the financial statements to reclassify the securities as available-for-sale and record the unrealized loss into income.
     Response:
     The Company will revise future filings to state that management has the intent and ability to hold these securities until maturity or until forecasted recovery.
Note 5, Secondary Mortgage Market Activities, page 56
13.	We refer to the proceeds from sales of loans held for sale and related capitalized mortgage servicing rights during the three-year period ended December 31, 2005. Please tell us and describe in future filings the following information regarding the

John P. Nolan
Securities and Exchange Commission
October 27, 2006

Company’s securitization activities relate to these loan sold:
•	Describe the characteristics of the securitizations including a description of the Company’s continuing involvement through servicing rights, recourse obligations and restrictions on retained interests. Refer to paragraph 17.f.(2) of SFAS 140 and paragraph 11.b of SFAS 140 with respect to the disclosure of guarantees or recourse obligations on mortgage loans sold.

•	Describe the methods and significant assumptions used to estimate the fair value of the servicing rights as required by paragraph 17.e.(2) of SFAS 140.

•	State your accounting policies for initially measuring the fair value of the service contract retained and the methodology used to determine their fair value. Refer to paragraph 17.f.(1) of SFAS 140.

•	Describe the key quantitative assumptions used to measure the fair value of the mortgage servicing rights at the time of the initial securitization and sale of loans as required by paragraph 17.f.(3) of SFAS 140, including discount rates, expected prepayments and credit losses.

•	State your accounting policies for subsequently measuring the fair value of the service contract retained and the methodology used to determine their fair value. Refer to paragraph 17.f.(1) of SFAS 140.

•	Describe the key quantitative assumptions used to subsequently measure the fair value of the mortgage servicing rights as required by paragraph 17.g.(2) of SFAS 140, including discount rates, expected prepayments, credit losses and expected static pools, if any.

•	State what approach you used to determine-the fair value of the servicing contract for initial measurement purposes and to subsequently measure impairment. Refer to paragraph 84 of the SFAS 140 Q&A which states that a consistent approach should be used to determine the fair value of the servicing asset for initial measurement purposes and to subsequently measure impairment.

•	Provide a sensitivity analysis or stress test for the servicing rights and describe the objectives, methodology and limitations of the method used. Refer to paragraph 17.g.(3) of SFAS 140 and paragraph 73 of the SFAS Q&A.
     Response:
     Regarding proceeds from sales of loans held for sale, the Company sells mortgage loans into the secondary market serviced released to various investors and serviced retained to Federal Home Loan Mortgage Corporation (“FHLMC”). The Company’s subsidiary, Cumberland Bank, is an approved seller/servicer for FHLMC loans. The

John P. Nolan
Securities and Exchange Commission
October 27, 2006

Company does not engage in securitization activities. The Company records servicing rights on loans sold servicing retained to FHLMC. The Company generally has a 90 day recourse on loans sold if the loan becomes uncollectible or has credit issues within the first 90 days, otherwise, it is a non-recourse arrangement. The loans are normally sold within 30 days of origination.
     As discussed in response to Comment 6 above, the Company uses pricing for similar assets to estimate fair value based on geographic regions, maturity structures and weighted average loan amounts. In determining the fair value of servicing rights for initial measurement purposes the Company applies a consistent approach by using prices for similar assets with comparable weighted average loan amounts and maturity structures. The prices for similar assets are obtained utilizing three third party pricing sources. The Company judges subsequent potential impairment by reviewing similar assets in like maturity tranches with comparable weighted average rate and maturity structures. Average lives of similar assets in comparable maturity structures are also used in the subsequent measurement of servicing rights that incorporate prepayment speeds based on weighted average rates within like maturity tranches. A consistent approach is used for all servicing rights recorded and this is monitored on a monthly basis.
     Prior to 2004, previous management deemed the level of mortgage loans originated on an annual basis with servicing rights retained to be immaterial. At December 31, 2005, the remaining mortgage loans serviced for FHLMC that were originated prior to 2004 was approximately $35,322,000. In 2004, the Company’s strategy in mortgage banking activity changed. The Company hired an experienced mortgage banking management team with an expertise in the secondary market and mortgage servicing. Due to this new focus, mortgage volume increased and more emphasis was placed on originating mortgages with servicing retained than had been prior to 2004. In future filings, the Company will include the required disclosures.
14.	We refer to the table for capitalized servicing rights on page 56 that shows there was no provision for loss in fair value of the mortgage servicing rights and no related valuation allowance during the three-year period ended December 31, 2005. Please tell us and discuss in MD&A in future filings:

•	The analysis you performed at the end of each fiscal period that substantiates your conclusion that no valuation allowance was necessary for impairments to capitalized service rights during these fiscal periods.

•	The methodology the Company used to determine that the servicing rights were not impaired, including the underlying assumptions. Discuss how you considered the key assumptions used to determine the fair value of the servicing rights when the securitization was initiated and during subsequent fiscal periods.

•	Specifically address how you considered the impact of decreasing interest rates and increased prepayment speeds in prior fiscal periods that have resulted in material

John P. Nolan
Securities and Exchange Commission
October 27, 2006

impairments to mortgage servicing rights of financial institutions. Refer to paragraphs 17.f.(3) and 17.g.(3) of SFAS 140 that requires the inclusion of expected prepayment speeds as part of the key assumptions in determining the fair value of retained servicing rights.
     Response:
     As discussed in response to Comment 13, servicing rights on loans serviced for FHLMC were not recorded prior to 2004. As a result, the Bank has remaining mortgage loans serviced for FHLMC of approximately $35,322,000 at December 31, 2005 that do not have servicing rights recorded. Due to the amount of loans serviced that do not have corresponding servicing rights recorded, the Company performed an internal impairment analysis utilizing similar FHLMC assets with comparable rates within similar maturity tranches.
     As an example, following is a summary of the Company’s analysis to substantiate its conclusion that no valuation allowance was required at December 31, 2005:
     The Bank has approximately $87,291,000 mortgage loans serviced for FHLMC at December 31, 2005 with an approximate average loan amount of $103,000. Mortgage servicing rights at December 31, 2005 were $631,000. This calculates to an average servicing value of .72. Based on our average loan amount, average servicing values from independent sources (Washington Mutual, Irwin Financial and Countrywide) at December 31, 2005 were 1.53 for 30 years, 1.37 for 20 years, 1.22 for 15 years and 1.12 for 10 years; therefore; from a current servicing value perspective, the Company believes that its value is adequate at December 31, 2005.
     The average rate on the serviced portfolio was approximately 5.61% at December 31, 2005. The approximate FHLMC rate at December 31, 2005 for 30 years, 20 years and 15 years was 6.25%, 6.00% and 5.75%, respectively; therefore; our servicing portfolio should not be impaired due to prepayment potential.
Note 4, Loans, page 54
15.	We refer to the statement that nonperforming loans and impaired loans are defined differently and that some loans may be included in both categories and other loans may be included only in one category. In future filings please revise this statement to explain the differences between nonperforming loans and impaired loans and the circumstances in which loans may be included in only one or both categories.

John P. Nolan
Securities and Exchange Commission
October 27, 2006

     Response:
     From 10-K page 27 — “Nonperforming loans include non-accrual loans and loans delinquent 90 days or more. Accrual of interest is discontinued on a loan when management believes the borrower’s financial condition is such that collection of interest is doubtful. In addition, the Company places all loans on nonaccrual status if they become 90 days or more past due if management deems them uncollectible. When a loan is placed on nonaccrual status, all unpaid interest which has accrued on the loan is reversed and deducted from earnings as a reduction of reported interest. No additional interest income is accrued on the loan balance until collection of both principal and interest becomes reasonably certain.”
     Impaired loans are inadequately protected by paying capacity of the obligor or the collateral pledged.
     Although most nonperforming loans are impaired, not all impaired loans are nonperforming, i.e. the loan could be current and accruing, but the Company has labeled it as impaired due to the doubtfulness of future cash flows. The Company will clarify the definition of impaired loans in future filings.
Note 7, “Investment in Unconsolidated Affiliates”, page 58
16.	We refer to that statement that the Company has a 50% ownership in both The Murray Banc Holding Company and Insurors Bank of Tennessee and has three common directors between the affiliates and the Company. In this regard, please tell us and provide the following information in future filings:

•	Describe, if true, that you continue to use. the equity method of accounting for your investments in unconsolidated subsidiaries as stated in Note 6, “Investments in Unconsolidated Subsidiaries” of your 2004 10-K.

•	State if the Company’s initial investment is recorded at cost and that dividends received are recorded as a reduction in the investment adjusted for the Company’s proportionate shares of earnings or losses.

•	Tell us how you considered the impact that the three common directors has on your ability to effectively control these investments in affiliates and therefore require consolidation of these investments with a related recording of minority interest.
     Response:
     Unconsolidated subsidiaries are accounted for under the equity method, whereby, the Company’s initial investment is recorded at cost and any dividends received are recorded as a reduction in the investment, adjusted for the pro-rata share of earnings.

John P. Nolan
Securities and Exchange Commission
October 27, 2006

     The Company owns, or owned prior to sale, 50% of each of these entities. However, the other owner in each case had the right to nominate a majority of the board of directors of the affiliate bank. In addition, the agreements with the respective co-owners imposed super majority voting requirements in certain extraordinary transactions and transferability restrictions on the shares. Accordingly, the Company does not, and did not, control these entities and therefore, full consolidation of these entities is not required.
Note 13, “Subordinated Debentures”, page 62
17.	Tell us and in future filings state how the various trust preferred securities issued are accounted for in accordance with FIN46R.
     Response:
     Effective December 31, 2003, the Company adopted the provisions of Financial Accounting Standards Board Interpretation No 46 (Revised), “Consolidation of Variable Interest Entities,” resulting in the deconsolidation of the Trusts that have issued trust preferred securities. Accordingly, the Company reports the subordinated debentures as a liability on the Company’s consolidated balance sheets. The distribution on the trust preferred securities are reported as interest expense in the consolidated statements of income.
Note 15, “Related Party Transaction”, page 64
18.	Tell us and in future filings state if the terms for issuing the related party loans were comparable to those issued to third-parties on an arm’s length basis.
     Response:
     All lending transactions with related parties have been entered into in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing for comparable transactions with other loan customers of the Company, and have not included more than the normal risk of collectibility associated with the Company’s other lending transactions or other unfavorable features. Related party loans receive increased internal review to assure compliance with Regulation O. Related party loans require approval by the Bank’s Board of Directors.

John P. Nolan
Securities and Exchange Commission
October 27, 2006

     If you have any questions concerning our responses to your questions and comments, please do not hesitate to contact the undersigned, at (615) 234-1232 or by facsimile at (615) 263-9504, or our outside counsel, Bob F. Thompson or D. Scott Holley, at (615) 742-6200 or by facsimile at (615) 742-2762.
Sincerely,
/s/ Lisa Musgrove
Lisa Musgrove
Executive Vice President,
Chief Operating Officer and
Chief Financial Officer

Attachment
Statement Required Pursuant to Regulation Sect. 1.355-5T(a) by Distributing Corporation
Civitas BankGroup, Inc.
FEIN 62-1297760
Form 1120
12/31/2005
1.	Controlled Corporation: BankTennessee, FEIN 62-0201130

2.	Significant Distributees:	Joel H. Porter
John S. Wilder
3.	The date of the distribution of the stock of BankTennessee was 2/28/2005.

4.	Civitas BankGroup, Inc. (“Civitas”) has agreed to distribute all the outstanding BankTennessee shares to a number of existing shareholders (the “Shareholder Group”) in exchange for Civitas stock (“Distribution”), qualifying as a tax-free reorganization under IRC Section 355. Immediately before the Distribution, BankTennessee will authorize an additional 9,000,000 shares of common stock, and split its outstanding stock (3.33 shares) at a ratio of 600,600.6 to 1, resulting in 2,000,000 shares outstanding. The Shareholder Group will then exchange 2,000,000 shares of Civitas stock on a one to one basis for all 2,000,000 of the then outstanding shares of BankTennessee. The stock of BankTennessee has been valued at $17 million for purposes of the transaction. The fair market value of the BankTennessee shares and other consideration to be received by each shareholder of Civitas will be equal to the fair market value of the Civitas stock surrendered in the exchange.

5.	The Distribution is being carried out for the following corporate business purposes: to enable Civitas and BankTennessee management to focus their efforts on enhancing the banking business in their respective geographic markets, to facilitate compliance with state and federal and banking regulations, and to enable BankTennessee to raise independent capital.

6.	Prior to the transaction, Civitas owns 100% of the outstanding stock of BankTennessee. Due to the transaction, it will distribute all of the BankTennessee shares to the Civitas shareholders in the Shareholder Group in exchange for Civitas stock.

7.	The transaction is not being used as a device for the distribution of earnings and profits of Civitas or BankTennessee. The Distribution is not pro rata, as it involves the distribution of the BankTennessee stock to only certain Civitas shareholders who exchange Civitas stock. There are no anticipated sales or exchanges of shares that raise device concerns. After the Distribution, Civitas and BankTennessee will continue the historic use of their business assets and continue in the active conduct of the banking business.